Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Filer: Halliburton Company
Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397

Halliburton Company distributed the following FAQs to its customers on or after September 28, 2015.

HAL Proposed Divestiture Customer FAQs

1.	Why is Halliburton proposing to divest its expandable liner hanger business?

•	As anticipated, Halliburton will be required to divest some of its overlapping businesses to obtain competition authorities’ approval of the pending Baker Hughes transaction.

2.	What is the impact of this divestiture for customers?

•	In the short term, there should be no impact.

•	Halliburton will operate as one company until the sale of the business is complete.

•	Halliburton remains focused on providing the same safe, reliable, cost-effective service to its customers.

3.	When will the divestiture take place?

•	The sale of this business will be subject to the negotiation of acceptable terms and conditions for the divestiture, the approval of Halliburton’s Board of Directors, and final approval of the Baker Hughes acquisition by competition enforcement authorities.

•	Halliburton anticipates that it will complete the sale of this business in the same timeframe as, and the closing of the divestiture would be conditioned on, the closing of the pending Baker Hughes acquisition.

4.	How will the Baker Hughes divestitures affect Halliburton’s completion and production and cementing business?

•	There should be no impact. We will work hard to ensure the same high quality of service our customers expect from us.

5.	How will contractual obligations related to the divested business be handled?

•	Until the sale of this business has closed, Halliburton will continue to operate the business and perform the contractual obligations.

•	The terms of each applicable contract may dictate what happens once the business is sold, but Halliburton anticipates that the buyer would perform the obligations under contracts covering the divested business.

•	Similarly, for responses to tenders that are submitted before but not awarded until after the business is sold, Halliburton anticipates that the buyer would perform the tendered contract (subject to the terms of the tender).

6.	Who can I contact if I have more questions?

•	We appreciate your business and will update you as we move through this process, as appropriate.

•	In the meantime, if you have any questions, please do not hesitate to reach out to your regular Halliburton contact or one of our following executive leaders:

•	Jeff Miller, president, at 281-871-2653

•	Jim Brown, president of Western Hemisphere, at 303-308-4220

•	Joe Rainey, president of Eastern Hemisphere, at +9-714-303-6657

Safe Harbor

The statements in this communication that are not historical statements, including statements regarding the business subject to divestiture and the impact the divestiture will have on the employees thereof, the ability of Halliburton to negotiate acceptable terms and conditions in connection with the divestitures, the approval of the divestitures by the Board of Directors of Halliburton, whether the Baker Hughes acquisition will close and the expected timing thereof and whether all required regulatory clearances and approvals will be obtained, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: the timing to consummate the proposed transaction; the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur; the risk a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’s products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; results of litigation, settlements, and investigations; and other risks and uncertainties described in Halliburton’s Form 10-K for the year ended December 31, 2014, Halliburton’s Form 10-Q for the quarter ended June 30, 2015, Baker Hughes’s Form 10-K for the year ended December 31, 2014, Baker Hughes’s Form 10-Q for the quarter ended June 30, 2015, recent Current Reports filed by Halliburton and Baker Hughes on Form 8-K, and other Securities and Exchange Commission filings. These filings also discuss some of the important risk factors identified that may affect Halliburton’s and Baker Hughes’s respective business, results of operations and financial condition. Halliburton and Baker Hughes undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN

IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8822.

Participants in Solicitation

Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which was filed with the SEC on July 24, 2015. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which was filed with the SEC on July 23, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC.